One Corporate Center                                        08/31/94
Rye, New York  10580
(914) 921-5130





                               C-TEC Corporation
                               (CTEXB - 24 - OTC)





                                 Right(s)
                                     +
                                 Wrong(s)




     or better


                              Kill The Idea!

One Corporate Center                                                  08/31/94
Rye, New York 10580
(914) 921-5130


                                                     - Pilot Error
C-TEC Corporation (CTEXB - 24 - OTC)                   or Overreaching


Background

On June 18, 1993, C-TEC's controlling shareholders decided to sell all of their shares to Peter Kiewit Sons', Inc. (PKS) for a price of $34.50 per share in cash. The sellers left the minority shareholder in the cold.

At that time we shared with our clients, "We are uncertain as to the motivations behind the Control Group decision to sell or why they are settling for a taxable transaction, or for a price equal to just 60 - 70% of our estimate of Private Market Value. In our analysis, $34.50 per share is equivalent to paying just 3.7 times cash flow for telephone, or looked at another way, $600 per cable television subscriber."


A Revived Respect For Minority Shareholders?

In CTEC's 1993 Annual Report, David McCourt, the spirited and entrepreneurial Chief Executive Officer wrote, "This is an exciting time for C-TEC and its shareholders. Management is committed to expanding C-TEC's presence in the emerging integrated communications market. With the support and assistance of the resource and experience base of Kiewit, C-TEC is in a better position to grow than ever before in its history. I hope that shareholders have high expectations of C-TEC because I certainly do. And my expectations are not limited to our financial or operating performance. C-TEC management will be more open and available to our shareholders than ever before. We will attempt to keep all stakeholders in C-TEC -- shareholders, employees, customers, and the communities in which we operate -- as informed as possible about the important decisions made by our company going forward."


What Is Currently Proposed? / What Do We Think?

On July 1, 1994 the company filed a Form S-3 registration statement through a rights offering to raise $330 million. While we would normally applaud this action, in this instance, we must condemn it. In sum, our judgement is based on:

          - Blind Pool

          - 100% Rights Offer

          - No Communication to Shareholders

          - Management/Kiewit allocation priority

          = No "Vote" By Us




  First, the offering, as structured, proposes to double the shares of C-TEC that are outstanding, taking the number to 33 million shares from the current 16.5 millions shares. We understand this will be accomplished via issuance of 16.5 million tradeable rights, whereby one right plus $20.00 equals one new share of C-TEC.


   So far the impact of this strategy has been to drive the public price of C-TEC common stock from $35 per share to $24 per share at a time when most publicly traded media related companies have surged in price.


  Secondly, management has not yet initiated action to share their strategic vision for the company with public shareowners as promised in the Chairman's letter of the 1993 Annual Report. In effect, shareowners are being asked to "double down" blind, while the Kiewit group, fully informed, can increase its ownership disproportionately via an oversubscription mechanism based on "the number of shares each beneficial holder exercising the oversubscription privilege has purchased pursuant to the basic subscription privilege."


  By allowing Kiewit/McCourt to enjoy oversubscription privileges and by setting the subscription price at these levels, particularly with such a massive underwriting in relationship to the lack of shareholder communications of the company, we have to ask the question, "Has Kiewit set up a transaction that disproportionately benefits themselves?" In light of the alternatives available, for example, a convertible bond, or variation thereof that any investment banker would have jumped at, or a joint venture with another telecom or cable company that even an investment banker uninformed in this industry could find, we find it incredulous that the rights offering option was pursued.


  In sum we think management should first communicate its strategic approach and then do a scaled down rights offering or some alternative form of financing such as convertible debt.

Values - A Revisit To The Long Term

Table 1 is our previously published PMV model for C-TEC which we are updating.

Table 1



























In Tables 2 and 3 we walk you through our Private Market Value model and the company's capitalization, pro-forma for the proposed rights offering. Note that PMV after the rights offering is roughly $40.00 per share versus $60.00 today.

Table 2                       C-TEC Corporation
($mil.)                   - Private Market Value -

                           6/30/94    + Adj. Pro-forma
  POTS                     $  650 (a)              $  650
  Cable Television            490 (b)                 490
  Other                        20                 20
     Total                      $1,160             $1,160

   - (Debt)/cash, net             (190) +320     130

   Private Market Value         $  970             $1,290

   Shares outstanding           16.5  +16.5        33.0

  PMV/share                     $58.80             $39.10

Notes:    (a) EBDIT $72 mil., 9x
     (b) EBDIT $45 mil., 11x

Source: Gabelli & Company, Inc. estimates and company published data.
Table 3                       C-TEC Corporation
($ mil.)                      - Capitalization -

                                        + Rights Offer
# Shares - Common Stock        7.962       + 7.962        = 15.924
    Class B                    8.547       + 8.547          17.094
     Total                    16.509        16.509          33.018

x Price (a)                   29 1/8 (b)                        24

Market Value                  $480.8                        $792.4

+ Debt                         402.8                         402.8
- - Cash                        (195.0) (c)  + (320) (d)      (515.0)
- - Other Cash equivalent        (12.7)                        (12.7)
- - Pension overfund @ 25%        (4.6)                         (4.6)
  Debt, net (Cash)            $190.5                        $ (130)

Total Cap.                    $671.3                        $662.0

Total Cap./EBDIT (e)            5.7x                          5.7x

Notes:
(a) Price of Class B stock
(b) As of 6/30/94, day prior to filing of rights offer
(c) includes $182.5 - 40.0 taxes = 142.5 net proceeds estimated from sale of cellular
(d) 15% discount to market prices of common stock + class B
(e) EBDIT:  POTS    $ 72 mil.
            CATV      45
                 $117 mil.
Source: Gabelli & Company, Inc. computations.

In Sum

While we continue to be attracted to C-TEC's basic position in telephony and cable and are encouraged with the Kiewit group's enthusiasm to move forward and promise of "openness", we see the structure and timing of the proposed rights offering as unfair to other than control group shareholders, especially when alternatives are more efficient, and more shareholder sensitive. These would materially enhance both the public as well as the private value of the company relative to this alternative. So why did Kiewit do this! Was it Pilot Error or Overreaching? We think this deal should be dropped.


Salvatore Muoio, C.F.A. / mra                     Gabelli & Company, Inc. 1994
(914) 921-5131
                      References:  Company Reports: 6/30/93, 4/02/93

Gabelli Funds, Inc. and its affiliates own on behalf of themselves or their clients 30.7% of C-TEC Corporation common stock and 14.86% of Class B common stock.


This report has been prepared as a matter of general information.
It is not intended to be a complete description of any security or company mentioned and is not an offer to buy or sell any security. Unless otherwise noted, stock prices for 1994 reflect the closin price through the business day immediately prior to the date of this report. All facts and statistics are from sources believed rel but are not guaranteed as to accuracy. The firm and its affiliates, employees, and clients may have recently established or dispose or may be establishing or disposing of positions in securities mentioned in this report. Since portfolio managers make individual investment decisions in the accounts under their supervision, transactions in such accounts may be inconsistent with research report Additional information on these securities is available upon request. C-TEC Corporation

























































Source: 1993 Annual Report
C-TEC Corporation

























































Source: C-TEC 10Q 6/30/94..